Exhibit 99.1

NOVADAQ TECHNOLOGIES INC.

NOTICE OF ANNUAL AND SPECIAL SHAREHOLDER MEETING

TAKE NOTICE THAT the annual and special meeting (the “Meeting”) of holders of common shares (the “Shareholders”) of Novadaq Technologies Inc. (the “Corporation”) will be held at St. Andrew’s Club & Conference Centre, 150 King Street West, 27th Floor, Toronto, Ontario, M5H 1J9 on May 23, 2012 at 9:30 a.m. (Toronto time) for the following purposes:

To receive the financial statements of the Corporation for the year ended December 31, 2011, together with the report of the auditors thereon.

To elect directors of the Corporation.

To appoint auditors of the Corporation and to authorize the directors of the Corporation to fix their remuneration.

To confirm a new general by-law for the Corporation and to confirm the repeal of the Corporation’s former by-laws.

To transact such further or other business as may properly come before the Meeting or any adjournment or postponement thereof.

This notice is accompanied by a form of proxy, the management information circular and the Corporation’s annual report to Shareholders, which includes the audited financial statements of the Corporation for the fiscal year ended December 31, 2011. Reference should be made to the accompanying management information circular for details of the above matters.

If you are unable to be present personally at the Meeting, you are requested to complete, date, sign and deposit the enclosed form of proxy with Computershare Investor Services Inc., Proxy Dept., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 not later than 9:30 a.m. (Toronto time) on May 18, 2012 or 48 hours before the time of the holding of any adjourned or postponed Meeting, so that as large a representation as possible may be had at the Meeting.

If you are a non-registered shareholder and have received this notice and this management information circular from your broker or another intermediary, please complete and return the proxy or other authorization form provided to you by your broker or intermediary in accordance with the instructions provided to you.

The board of directors of the Corporation has fixed the close of business on April 18, 2012 as the record date for the determination of holders of common shares entitled to notice of the Meeting, and any adjournment or postponement thereof.

DATED at Toronto, this 18th day of April, 2012.

By order of the Board,

Dr. Arun Menawat

Director, President and Chief Executive Officer